Mail Stop 3561

July 31, 2006

Mr. Alex Hazan
Chairman and C.E.O.
Royal Spring Water, Inc.
14553 Delano St., Ste. 217
Van-Nuys, CA   91411

Re: **Royal Spring Water, Inc.**
       Form 10-KSB
       Filed June 1, 2006
       File No. 000-31329

Dear Mr. Hazan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended August 31, 2005

Item 8 – Changes in and Disagreements with Accountants, page 15

1.   Although certain events may be reported in periodic and annual reports in lieu of Form 8-K, all Item 4.01 events (changes in independent accountants) must be reported on Form 8-K. Refer to Question 1 of the staff's FAQ regarding current reports on Form 8-K, dated November 23, 2004. Please revise to file the necessary Form 8-K with all disclosures required by Item 304 of Regulation S-B, and as an exhibit, a current letter from the predecessor accountant indicating

whether it agrees with your disclosure.

Item 8A. Controls and Procedures, page 15

2.   Please revise to disclose conclusions as of the end of the period covered by the report instead of the 90-day time period prior to the filing of the report, as you have indicated. Further, please cite the appropriate Exchange Act rules. Also note that the disclosure of changes in internal control should refer to your last fiscal quarter, not subsequent to the date of the evaluation, as you have indicated. Refer to Items 307 and 308(c) of Regulation S-B.

3.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Statements of Cash Flows, page F-6

4.   We note you have included the acquisition of Royal Spring Water as an investing activity in the amount of $19,499. Unless this activity represents a cash payment, it does not belong in this section of the statement. If it represents an equity issuance, it should be deleted from the body of the statement and presented separately as a noncash investing activity as contemplated by paragraph 32 of SFAS 95. If it represents the aggregate adjustment necessary to give effect to a reverse acquisition, it does not belong in this statement at all. Please revise this statement and the statement of shareholders' equity as necessary.

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Business Combination, F-7

5. You disclose in this note that RSW and Easy.com were entities under common control by "essentially the same group of shareholders." In order for common control to exist, both entities must be controlled by the <u>same</u> group of shareholders. Further, the description of equity transactions that appears in the Form 8-K filed on January 17, 2006 is incomplete and does not appear to support your assertion of common control. Please identify each party comprising each group of controlling shareholders prior to the merger and provide each party's ownership percentage of each entity. Please note that gifting or issuing shares to certain parties to establish a control group in contemplation of a subsequent merger of the two applicable entities does not permit you to account for the merger as a common control transaction.

6. If the merger is a common control transaction, the appropriate accounting is to retroactively consolidate the financial statements for all periods during which common control existed. If the merger is a reverse acquisition or recapitalization of the operating company, the appropriate method of accounting requires the combination of assets and liabilities at book value, the carryforward of the operating company's accumulated losses (and the elimination of the shell company's accumulated losses as a charge to additional paid-in capital), and the presentation of the operating company's pre-merger financial statements as the historical financial statements of the combined entity. Please explain to us which is the appropriate alternative, provide support for that conclusion, and revise the financial statements and notes as applicable.

7. We further note that you have not provided historical financial statements of Royal Spring Water or pro forma information giving effect to the merger as required by Item 310 (c) and (d) of Regulation S-B. Please amend your 8-K immediately to provide the required information.

Projections

8. We note the disclosure of projected revenues on your website and that the information presented on the website is not provided in your annual report. In light of the fact that you have reported no revenue to date, it appears that your projections do not fall within the parameters of Item 10(b) of Regulation S-B, and therefore would not be permitted in Form 10-KSB. Please provide the underlying assumptions you used as a basis for the projections and include the projections (if permitted by Item 10(b) of Regulation S-B) in your annual report, or remove the

projections from your website.

Other Regulatory

9. We note that you have not met your filing obligations under the Exchange Act since you filed the Form 10-KSB for the year ended August 31, 2005. Please file the necessary delinquent filings and resume your filing obligations without delay.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies